UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and six months ended September 30, 2024.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, 333-274233, 333-280087 and 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: November 22, 2024	By: /s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Income Statements, Statements of Comprehensive Income, Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three and six months ended September 30, 2024 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2024 as filed with the SEC on June 5, 2024 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and six months ended September 30, 2024 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.
•Results of Operations, containing a year-over-year comparison analysis as well as references of our financial results for the three and six months ended September 30, 2024, as well as segment information.
•Liquidity and Capital Resources, presenting an analysis of changes in our statements of financial position and cash flows, and discussing our financial condition and potential sources of liquidity.
•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings.

Business Overview
Global Blue serves as a strategic technology and payments partner for retailer effectiveness and shopper experience. Global Blue is the global leader in tax-free shopping, with an approximately 70% market share in the tax-free shopping (“TFS”) segment and more than three times the size of its next largest competitor by market share. In addition to tax-free shopping services, Global Blue also offers payment solutions, including a range of FX Solutions, for which Global Blue is a leading provider. Global Blue also provides post-purchase solutions aimed to improve the experience of both domestic and e-commerce shoppers, and has also internally developed additional growth products, including solutions focusing on the hospitality and retail industry, data analytics as well as digital marketing. Global Blue operates across more than 50 countries and has enabled millions of shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through its TFS, Payments and Post Purchase Solutions (PPS) segments, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, shoppers and customs and tax authorities.
Global Blue is strategically positioned within the retail and travel ecosystem that connects merchants, shoppers and customs and tax authorities, which enables continued product development and affords optionality.
With a presence in over 50 countries across the Americas, Europe, Middle East, Africa and Asia Pacific, Global Blue’s global geographic coverage enables it to provide one-stop TFS services to merchants on a global scale. This, along with its attractive value proposition, have enabled it to become a mission-critical partner to its merchant network. It has developed a wide range of long-standing relationships, with an average tenure among its top 20 TFS merchants of more than 20 years.
In addition to its clear leadership in the tax-free shopping segment, Global Blue is also a leading FX solutions partner for Acquirers and payment service providers, with approximately 20% market share. As one of the only three payment-agnostic FX solution providers, it has built a broad network that includes more than 50 Acquirers, more than 75,000 merchant (POS) and more than 100,000 ATMs across Europe and Asia Pacific. In addition, Global Blue offers complementary payment capabilities such as financial processing and switching solutions, including full payment capabilities in Australia for more than 400 hotels.
Global Blue’s in-house, cloud-based technology platform has been designed to manage significant complexity in an efficient manner, founded on the principals of scalability, agility, resilience and security. This platform is the most comprehensive integrated network within the tax-free shopping industry, from front-end integration with POS and PSP to back-end integration with payment providers, allowing Global Blue to connect all of the stakeholders in its TFS ecosystem in order to facilitate payments and transaction processing. In addition, Global Blue’s technology platform is designed to meet ever-changing regulatory requirements and supports digitalization of the tax-free shopping process. With the historical investments that Global Blue has made in its platform, Global Blue has little technical debt and does not expect significant capital expenditure requirements going forward.

Recent developments
On August 27, 2024, Global Blue’s Board of Directors authorized the repurchase of up to USD 10.0 million of Global Blue’s ordinary shares over the next six months through February 28, 2025 (the “Repurchase Program”). Share repurchases may be effected through open market repurchases at prevailing market prices, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of Directors deems appropriate. All shares repurchased will be cancelled, with the purchase price being offset against / deducted from Global Blue’s capital contribution reserves. Global Blue is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SL Globetrotter L.P., Global Blue Holding LP and their respective affiliates. Global Blue may discontinue or modify purchases without notice at any time. Global Blue plans to use its existing cash to fund repurchases made under the share repurchase program.
During the three-month period ended September 30, 2024, Global Blue repurchased 126,610 ordinary shares, for a total amount of USD 0.6 million.
On November 21, 2024, Global Blue’s Board of Directors authorized an increase and extension of its existing share repurchase program (the “Amended Repurchase Program”). The Amended Repurchase Program was increased to USD15.0 million and extended for an additional 9 months until November 30, 2025. As of November 20, 2024, Global Blue has repurchased common shares of approximately USD2.8million market value under the existing share repurchase program. Share repurchases under the Amended Repurchase Program may be effected through open market repurchases at prevailing market prices, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of Directors deems appropriate. All shares repurchased will be cancelled, with the purchase price being offset against / deducted from Global Blue’s capital contribution reserves. Global Blue is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SL Globetrotter L.P., Global Blue Holding LP and their respective affiliates. Global Blue may discontinue or modify purchases without notice at any time, outside the close periods in accordance with aforementioned Rule 10b5-1. Global Blue plans to continue using its existing cash to fund repurchases made under the Amended Repurchase Program.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFS SiS, Payments SiS and PPS SiS, which are:
•TFS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•Payments SiS represents the value (including VAT) of the payments made by the international shopper.
•PPS SiS represents the original value of the goods being returned by the online shopper on ZigZag services only, as due to the nature of the services provided by Yocuda and ShipUp, SiS in not an applicable measure.

The SiS performance has a direct link to the Group’s revenue performance, as illustrated in section “Results of Operations”. The following table presents TFSS SiS, Payments SiS, PPS SiS and Total SiS for the three and six months ended September 30, 2024 and 2023:

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR billions)		(in EUR billions)
TFS SiS	6.1	5.3	12.1	9.5
Payments SiS	1.7	1.6	3.3	3.1
PPS SiS	0.5	0.4	1.0	0.9
Total SiS	8.3	7.3	16.4	13.5

TFS SiS
TFS SiS increased by EUR0.8 billion, or 15.2%, to EUR6.1 billion for the three months ended September 30, 2024 from EUR5.3 billion for the three months ended September 30, 2023 and by EUR2.6 billion, or 27.4% to EUR12.1 billion for the six months ended September 30, 2024, from EUR9.5 billion for the six months ended September 30, 2023. These increases are mainly driven by higher spend from Gulf Cooperation Council (GCC) and North American travelers in Europe as their currencies are strong compared to Euro, as well as more Chinese travelers in APAC, in particular, in Japan..
Payments SiS
Payments SiS increased by EUR0.1 billion, or 9.0% to EUR1.7 billion for the three months ended September 30, 2024 from EUR1.6 billion for the three months ended September 30, 2023 and by EUR0.2 billion, or 6.9% to EUR3.3 billion for the six months ended September 30, 2024, from EUR3.1 billion for the six months ended September 30, 2023. These increases are mainly related to more payments in travelers’ home currency as well as increased payments processing business.
PPS SiS
PPS SiS increased by EUR0.1 billion, or 18.0% to EUR0.5 billion for the three months ended September 30, 2024 from EUR0.4 billion for the three months ended September 30, 2023 and by EUR0.1 billion, or 17.0% to

EUR1.0 billion for the six months ended September 30, 2024 from EUR0.9 billion for the six months ended September 30, 2023. Main driver for growth is continued affiliation of new clients.

Non-IFRS Financial Measures
Other metrics that management employs to monitor the underlying performance of Global Blue’s business and operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted tax expenses, Adjusted Profit before tax, Adjusted Net Income (Group Share), Adjusted Effective Tax Rate and Adjusted Net Debt. These non-IFRS measures are commonly used in Global Blue’s industry, as well as by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis; as a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and six months ended September 30, 2024 and 2023
The following tables and subsequent discussion summarize our financial performance and certain operating results for the three and six months ended September 30:

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Income statement data:
Revenue	132.0	113.2	249.7	207.7
Of which: TFS revenue	101.9	86.2	193.0	154.8
Of which: Payments revenue	23.4	20.2	43.7	39.0
Of which: PPS revenue	6.7	6.7	13.0	13.8
Operating expenses	(90.3)	(88.7)	(181.3)	(158.8)
Operating profit	41.7	24.5	68.4	48.9
Finance income	2.5	2.0	3.4	3.1
Gain from debt modification	—	—	27.2	—
Finance costs	(16.7)	(15.9)	(32.7)	(27.7)
Net finance cost	(14.2)	(13.9)	(2.1)	(24.6)
Profit before tax	27.5	10.6	66.3	24.3
Income tax expense	(10.9)	(8.8)	(22.6)	(12.8)
Profit for the period	16.6	1.8	43.7	11.4

Revenue
Our revenue increased by EUR18.8 million, or 16.6% to EUR132.0 million for the three months ended September 30, 2024, from EUR113.2 million for the three months ended September 30, 2023, the expected slow down of the growth rate versus the previous quarter stems from the fact that last year, we were still recovering from COVID-19 and thus, growth rates usually slow down as the base normalizes. Additionally, our revenue also increased by EUR42.1 million, or 20.3% to EUR249.7 million for the six months ended September 30, 2024, from EUR207.7 million for the six months ended September 30, 2023. These increases are sourcing from the TFS and Payments segments, as detailed below.
The revenue of our TFS reporting segment increased by EUR15.7 million, or 18.2% to EUR101.9 million for the three months ended September 30, 2024, from EUR86.2 million for the three months ended September 30, 2023. The revenue of our TFS reporting segment also increased by EUR38.2 million, or 24.7% to EUR193.0 million for the six months ended September 30, 2024, from EUR154.8 million for the six months ended September 30, 2023. This increase is primarily driven by the increase in SiS, which is mainly driven by North American and Gulf Cooperation Council (GCC) travelers in Europe, as well as Chinese travelers in APAC, as explained above.
The revenue of our Payments reporting segment increased by EUR3.2 million, or 15.6% to EUR23.4 million for the three months ended September 30, 2024, from EUR20.2 million for the three months ended September 30, 2023. The revenue of our Payments reporting segment increased by EUR4.7 million, or 12.1% to EUR43.7 million for the six months ended September 30, 2024, from EUR39.0 million for the six months ended September 30, 2023. These revenue increases are outpacing the increases in Payments SiS for the same period, driven by an improved product mix and favorable foreign exchange results.
The revenue of our PPS reporting segment remained stable for the three months ended September 30, 2024 and for the three months ended September 30, 2023, while it decreased by EUR0.8 million, or 6.1% to EUR13.0 million for the six months ended September 30, 2024, from EUR13.8 million for the six months ended September 30, 2023; this revenue decrease is driven by ZigZag, due to management’s decision to move away from certain low-margin ZigZag carriage contracts.

Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Operating expenses	(90.3)	(88.7)	(181.3)	(158.8)
Other depreciation and amortization	(12.5)	(8.9)	(23.5)	(17.9)
Amortization of intangible assets acquired through business combinations	(1.1)	(1.1)	(2.2)	(2.2)
Depreciation and amortization	(13.6)	(10.0)	(25.7)	(20.1)
Operating exceptional items(i)	(3.4)	(12.7)	(7.6)	(6.0)
Adjusted operating expenses	(73.2)	(66.0)	(148.0)	(132.7)
Variable adjusted operating expenses(ii)	(27.1)	(25.0)	(53.2)	(48.1)
Fixed adjusted operating expenses(iii)	(46.1)	(41.1)	(94.8)	(84.5)
(i) Operating exceptional items refers to total exceptional items, excluding finance exceptional items.
(ii) Variable Adjusted Operating Expenses are the operating expenses that vary with volume
(iii) Fixed Adjusted Operating Expenses refer to total operating expenses, excluding exceptional items, depreciation and amortization and volume-related operating expenses.

Operating expenses
Our operating expenses increased by EUR1.6 million, or 1.8% to EUR90.3 million for the three months ended September 30, 2024, from EUR88.7 million for the three months ended September 30, 2023, and by EUR22.5 million, or 14.2% to EUR181.3 million for the six months ended September 30, 2024, from EUR158.8 million for the six months ended September 30, 2023. These increases are primarily attributed to higher adjusted operating expenses and increased depreciation and amortization, partially offset by lower operating exceptional items. As detailed below, the adjusted operating expenses increases are correlated with an increase in revenue and a higher number of employee’s.

Depreciation and amortization
Our depreciation and amortization increased by EUR3.6 million, or 36.1% to EUR13.6 million for the three months ended September 30, 2024, from EUR10.0 million for the three months ended September 30, 2023 and by EUR5.6 million, or 27.7% to EUR25.7 million for the six months ended September 30, 2024, from EUR20.1 million for the six months ended September 30, 2023 (see below for further details).
Our amortization of intangible assets acquired through business combinations remained stable for the three months ended September 30, 2024 and for the three months ended September 30, 2023 at EUR1.1 million. Additionally, it also remained stable at EUR2.2 million for the six months ended September 30, 2024 and for the six months ended September 30, 2023, as there were no new business combinations and the existing assets didn’t reach the end of their useful life.
Our other depreciation and amortization increased by EUR3.6 million, or 40.6% to EUR12.5 million for the three months ended September 30, 2024, from EUR8.9 million for the three months ended September 30, 2023 and by EUR5.6 million, or 31.1% to EUR23.5 million for the six months ended September 30, 2024, from EUR17.9 million for the six months ended September 30, 2023. This increase was driven by higher amortization expenses linked to increased capitalized expenses part of the Global Blue’s objective to continue to invest in innovation, through development of new features and services to improve TFS success ratio as well as new offerings in the Payments and PPS segments.
Exceptional items
Exceptional items consist of items which the Board of Directors (the “Board”) considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Business restructuring expenses(i)	(0.2)	—	(0.2)	(0.1)
Corporate restructuring expenses(ii)	(0.5)	(0.2)	(0.9)	(0.3)
Change in fair value of assets(iii)	—	—	(0.1)	—
Share based payments(v)	(1.6)	(2.9)	(2.7)	(3.6)
Change in fair value of warrants and put options(vi)	—	(8.8)	(1.6)	(0.8)
Finance exceptional items(vii)	—	—	27.2	—
Other exceptional items(viii)	(1.2)	(0.6)	(2.1)	(1.1)
Total Exceptional Items	(3.4)	(12.7)	19.6	(6.0)
(i) Represents expenses associated mainly to severance expenses and business discontinuations, which are not regularly-occurring items and may vary from period to period.
(ii) Represents expenses related to refinancing and sell down, which are non-recurring events.
(iii) Represents impairment expenses associated to obsolete fixed assets no longer used in Group’s operations..
(iv) Represents net sales of assets and comprise gains/losses on sales of property, plant and equipment, which are linked to minor operations outside the normal course of business and may vary from period to period.
(v) Represents the change in fair value of share options and restricted share grants, which may vary due to acquisition activities, factors influencing the estimated fair value of performance-based awards, forfeitures and plans granted during the period.
(vi) Represents the change in fair value of warrants and put options (namely Yocuda and ZigZag), which may vary due to factors influencing the estimated fair value of the instruments.
(vii) Finance exceptional items comprise of gains from debt modification (namely repricing of term loan), which is linked to non-recurring modifications of the senior debt terms.
(viii) Other exceptional items comprise non-recurring items, such as capital tax, hyper-inflation and pension valuation.
Our exceptional items amounted to a net benefit of EUR19.6 million for the six months ended September 30, 2024, sourcing mainly from the EUR27.2 million gain that arose from the debt modification, partially offset by i) EUR2.7 million related to share based payments and ii) EUR2.1 million of other exceptional items of which EUR0.9 million are related to exceptional pension valuation and EUR0.5 million to tax-related matters.
Our exceptional items amounted to an expense of EUR6.0 million for the six months ended September 30, 2023, mainly relating to i) share based payments of EUR3.6 million, ii) EUR1.1 million of other exceptional items, of which EUR0.6 million are related to exceptional pension valuation and iii) EUR0.8 million related to the change in fair value of warrants and put options.

Adjusted Operating expenses
Our adjusted operating expenses increased by EUR7.2 million, or 10.9%, to EUR73.2 million for the three months ended September 30, 2024, from EUR66.0 million for the three months ended September 30, 2023 and by EUR15.3 million, or 11.5%, to EUR148.0 million for the six months ended September 30, 2024, from EUR132.7 million for the six months ended September 30, 2023. These increases are sourcing from the fixed and variable adjusted operating expenses as detailed below.

Variable adjusted operating expenses
Our variable adjusted operating expenses increased by EUR2.2 million, or 8.7% (EUR2.2 million, or 10.1% if excluding the impact of PPS), to EUR27.1 million for the three months ended September 30, 2024, from EUR25.0 million for the three months ended September 30, 2023, and by EUR5.1 million, or 10.5% (EUR6.4 million, or 15.3% if excluding the impact of PPS) to EUR53.2 million for the six months ended September 30, 2024, from EUR48.1 million for the six months ended September 30, 2023. Theses increases are correlated to the increases in revenue during the same period.

Fixed adjusted operating expenses
Our fixed adjusted operating expenses increased by EUR5.0 million, or 12.3% (EUR5.2 million, or 14.3% if excluding the impact of PPS) to EUR46.1 million for the three months ended September 30, 2024, from EUR41.1 million for the three months ended September 30, 2023 and by EUR10.2 million, or 12.1% (EUR10.5 million, or 14.2% if excluding the impact of PPS) to EUR94.8 million for the six months ended September 30, 2024, from EUR84.5 million for the six months ended September 30, 2023. These’ increases are the result of investments in resources in certain strategic areas of the business, translating into increased number of employees, as well as the impact of inflation.

Net finance income/(costs)
Our net finance costs increased by EUR0.3 million, or 2.1% to EUR14.2 million for the three months ended September 30, 2024, from EUR13.9 million for the three months ended September 30, 2023, mainly due to higher interest expenses, as a consequence of higher interest rates, partially offset by lower amounts of net debt for the same period last year.
Our net finance costs decreased by EUR22.4 million, or 91.2% to EUR2.2 million for the six months ended September 30, 2024, from EUR24.6 million for the six months ended September 30, 2023, primarily driven by a gain from debt modification and lower average amounts of net debt compared to the same period last year, partially offset by higher interest rates.

Income tax expense
Our income tax expense increased by EUR 2.1 million, or 23.3% to an expense of EUR 10.9 million for the three months ended September 30, 2024, compared to EUR 8.8 million for the three months ended September 30, 2023, and by EUR9.7 million, or 75.8% to EUR 22.6 million for the six months ended September 30, 2024, compared to EUR 12.8 million for the six months ended September 30, 2023. This increase is due to the increase of profit before tax (for the reasons discussed above).

Profit for the period
Our profit for the period increased by EUR14.8 million, or 829.1% to EUR16.6 million for the three months ended September 30, 2024, compared to EUR1.8 million for the three months ended September 30, 2023. Also, our profit for the period increased by EUR32.3 million, or 281.9% to EUR43.7 million for the six months ended September 30, 2024, compared to EUR11.4 million for the six months ended September 30, 2023, as a a result of the factors described above and with particular relevance, the effect of the revenue increase.

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit and Adjusted EBITDA:

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Profit for the period	16.6	1.8	43.7	11.4
Profit margin (%)	12.6%	1.6%	17.5%	5.5%
Income tax expense	10.9	8.8	22.6	12.8
Net finance costs	14.2	13.9	29.4	24.6
Exceptional items(i)	3.4	12.7	(19.6)	6.0
Depreciation and amortization	13.6	10.0	25.7	20.1
Adjusted EBITDA	58.7	47.2	101.7	75.0
Adjusted EBITDA margin (%)	44.5%	41.7%	40.7%	36.1%

(i) Exceptional items consist of items which Global Blue does not consider indicative of its ongoing operating and financial performance, not directly related to ordinary business operations and which are not included in the assessment of management performance. Set forth below is an overview of exceptional items for the periods presented. See “Exceptional Items” below for further discussion.
Note: Sum may not foot to total due to rounding.

Our adjusted EBITDA increased by EUR11.6 million, or 24.5% to a EUR58.7 million profit for the three months ended September 30, 2024 from a EUR47.2 million profit for the three months ended September 30, 2023. Also, our adjusted EBITDA increased by EUR26.8 million, or 35.7% to a EUR101.7 million profit for the six months ended September 30, 2024 from a EUR75.0 million profit for the six months ended September 30, 2023. This performance is driven by an increase in revenue, as per drivers set above, partially offset by increased adjusted operating expenses linked to higher revenues as well as increased resources in strategic functions of the company.
See “Adjusted Operating Expenses” for reconciliation and discussion of adjusted operating expenses, variable adjusted operating expenses and fixed adjusted operating expenses.
The table below shows the breakdown of total adjusted EBITDA by segment:

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
TFS Adjusted EBITDA	69.6	57.8	128.6	99.0
Payments Adjusted EBITDA	11.5	10.3	21.2	20.1
PPS Adjusted EBITDA	(1.0)	(1.1)	(2.3)	(3.1)
Central costs	(21.4)	(19.8)	(45.9)	(41.0)
Total Adjusted EBITDA	58.7	47.2	101.7	75.0

Adjusted Net Income (Group Share)

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
Profit/(Loss) attributable to owners of the parent	14.6	(0.5)	38.4	7.7
Exceptional items(i)	3.4	12.7	(19.6)	6.0
Amortization of intangible assets acquired through business combinations	1.1	1.1	2.2	2.2
Tax effect of adjustments(ii)	1.5	0.7	5.7	0.2
Adjusted Net Income (Group Share)	20.7	14.0	26.7	16.1

(i) Refer to footnote (i) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
(ii) The exclusion of exceptional items and amortization of intangible assets acquired through business combinations mechanically implies an increased tax payment. There are certain exceptional income tax expenses, which are not related to the financial period and, as such, are excluded. Set forth below is an overview of such expenses for the periods presented.

Adjusted Effective Tax Rate
The adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for the tax effect of adjustments i.e. i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	For the three months ended September 30		For the six months ended September 30
	2024	2023	2024	2023
	(in EUR millions)		(in EUR millions)
(i) Income tax expense	(10.9)	(8.8)	(22.6)	(12.8)
Tax effect of adjustments(1)	1.5	0.7	5.7	0.2
(ii) Adjusted tax expense	(9.3)	(8.1)	(16.9)	(12.6)
(iii) Profit before tax	27.5	10.6	66.3	24.3
Exceptional items(2)	3.4	12.7	(19.6)	6.0
Amortization of intangible assets acquired through business combinations	1.1	1.1	2.2	2.2
(iv) Adjusted Profit before tax	32.0	24.4	48.9	32.5
(i)/(iii) Effective tax rate (%)	39.5%	83.1%	34.1%	52.9%
(ii)/(iv) Adjusted effective tax rate (%)	29.2%	33.1%	34.5%	38.8%

(1) Refer to footnote (ii) in the reconciliation of profit/(loss) for the period to adjusted net income (group share).
(2) Refer to footnote (i) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
Our adjusted effective tax rate is 29.2% for the three months ended September 30, 2024, down from 33.1% for the three months ended September 30, 2023. This lower adjusted effective tax rate is mainly driven by lower impact of the interest costs linked to higher operating results which improve interest tax efficiency
Our adjusted effective tax rate is 34.5% for the six months ended September 30, 2024, down from 38.8% for the six months ended September 30, 2023. This lower adjusted effective tax rate is driven by lower impact of the interest costs linked to higher operating results which improve interest tax efficiency and some loss-making entities that started to recognized deferred tax assets on tax losses, resulting in overall lower adjusted tax expenses in relation to the adjusted profit before tax.
Adjusted Net Debt
The adjusted net debt consists of the borrowings repayable after one year net of the cash and cash equivalents available in the balance sheet at a given date. The table below provides a description of adjusted net debt for each of the periods presented:

(EUR thousand)	As of September 30,	As of March 31,
Adjusted Net Debt	2024	2024
Net Debt	(497,513)	(524,981)
Lease liabilities - repayable within one year	11,003	8,802
Lease liabilities - repayable after one year	19,334	14,774
Financing costs	(23,541)	(23,849)
Gain from debt modification	(27,203)	—
Borrowings - repayable within one year	980	889
Adjusted Net Debt	(516,940)	(524,365)
Cash and cash equivalents	94,406	87,462
Borrowings - repayable after one year	(611,346)	(611,827)

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flows from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit and bank overdraft facilities. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations towards our creditors.
Our cash flows from operating activities are generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, Global Blue experiences cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as it was with the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of i) a reduction in cash outflow for VAT refunds to international shoppers and ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, ii) cash outflows to settle longer-dated merchant payables and iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
During the six-month period ended September 30, 2024, as the global economy and consequently the international travel continue to grow, combined with Global Blue’s high season, the Group experienced revenue volume growth, which led to an increase of net working capital requirements of EUR11.4 million, and consequently, liquidity requirements, which were funded with the existing cash and cash equivalents. In the same period of the prior financial year, the working capital needs were EUR39.2 million. Given the global and evolving nature of the recovery and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in section “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of September 30, 2024, the Group had cash and cash equivalents of EUR94.4 million, which were predominantly held in Euro. EUR3.1 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of September 30, 2024, Global Blue had additional available liquidity of EUR101.0 million consisting of a central Revolving Credit Facility (“RCF”) of EUR97.5 million and EUR3.5 million of uncommitted local credit lines.
As of September 30, 2024, the Company had EUR561.6 million of interest-bearing loans and borrowings, consisting of EUR586.5 million of long-term financing (borrowings of EUR610.0 million less EUR23.5 million of capitalized financing fees and EUR27.2 million sourcing from the gain from the debt modification) and EUR2.3 million in other bank overdraft facilities.

The Company believes that its cash and cash equivalents combined with additional available liquidity are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the six months ended September 30
	2024	2023
	(in EUR millions)
Net cash from operating activities	63.6	27.0
Net cash used in investing activities	(23.6)	(17.3)
Net cash used in financing activities	(33.4)	(28.4)
Net foreign exchange difference	0.3	0.4
Net increase / (decrease) in cash and cash equivalents	6.9	(18.3)
Cash and cash equivalents at beginning of the period	87.5	240.5
Cash and cash equivalents at end of period	94.4	221.6
Net increase / (decrease) in bank overdraft facilities	0.1	(0.6)
Net increase / (decrease) in cash and cash equivalents	6.9	(18.3)
Note: Sum may not foot to total due to rounding
Cash flows from operating activities
Net cash from operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash from operating activities was EUR63.6 million for the six months ended September 30, 2024, driven by inflows from results of operations, partly offset by an outflow of income tax payments of EUR22.7 million and an outflow of net working capital of EUR11.4 million.
Net cash from operating activities was EUR27.0 million for the six months ended September 30, 2023, driven by inflows from results of operations, partly offset by an outflow of net working capital of EUR39.2 million and an outflow of income tax payments of EUR6.8 million. See section “Net Working Capital” below for further details on net working capital movement drivers.

Cash flows used in investing activities
Net cash flows used in investing activities consist of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR23.6 million for the six months ended September 30, 2024 primarily driven by an outflow of EUR22.2 million for intangible assets, of which, EUR19.5 million are related to payments for capitalized intangible assets and EUR2.7 million related to purchase of intangible assets, followed by an outflow of EUR3.4 million for the purchase of property, plant and equipment.

Net cash used in investing activities was EUR17.3 million for the six months ended September 30, 2023, driven by an outflow of EUR15.9 million for payments for capitalized intangible assets.

Cash flows used in financing activities
Net cash used in financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, proceeds from borrowings, and dividends paid to non-controlling interests.
Net cash used in financing activities was EUR33.4 million for the six months ended September 30, 2024, mainly related to Interest paid of EUR16.5 million, EUR7.6 million of principal elements of lease payments, EUR2.8 million of dividends paid to non-controlling interests, EUR2.4 million of payment for exercise of GB's options, EUR1.6 million of transaction costs from issuance of share capital and EUR1.5 million related to financing fee related to loans and borrowings.
Net cash used in financial activities was EUR28.4 million for the six months ended September 30, 2023, related to Interest paid of EUR19.6 million, principal elements of lease payments of EUR6.2 million, and dividends paid to non-controlling interests of EUR2.7 million.

Net Working Capital
In our TFS business, net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
Global Blue’s change in net working capital, as recorded in the cash flow statement, is typically broadly neutral for the full financial year, with predictable intra-year seasonality. Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. For example, the cumulative cash inflow of net working capital from April 1, 2014 to March 31, 2019 was EUR21.4 million, or an average cash inflow of EUR4.3 million per year. These averages do not include the net working capital movements from the financial year ended March 31, 2020 and onwards, due to these years being unrepresentative as a result of the impact of the COVID-19 pandemic.
However, due to the volume and the timing of refunds year over year, there could be transactions that are not incorporated in the then-current financial year’s net working capital (i.e., a large number of TFS transactions issued right before the end of the financial year and only refunded in the following financial year), resulting in the year-end balance being overly positive or negative, which could also impact the year-over-year profile of the cash flow provided by (used in) operating activities. Additionally, where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few days, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities and current loans and borrowings. Outlined below is the change in net working capital, as recognized in the consolidated statements of cash flows.
Global Blue recorded a net working capital outflow of EUR11.4 million for the six months ended September 30, 2024, and EUR39.2 million for the six months ended September 30, 2023. The outflow observed reflects an increase of trade receivables partly offset by trade payables (merchant commission payable and payments to tourists) which are mainly attributed to higher TFS refunding as a result of entering in the typical summer high season.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR7.7 million, or 42.8%, to EUR25.6 million for the six months ended September 30, 2024 from EUR17.9 million for the six months ended September 30, 2023, which is mainly driven by an increase of EUR6.0 million related to intangible assets, partially offset by the decrease of EUR1.7 million related to tangible assets.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
On November 24, 2023, Global Blue Acquisition B.V. entered into a new Senior Facilities Agreement (the “Senior Facilities Agreement” or ”SFA”) with J.P. Morgan SE as Arranger and Sole Physical Bookrunner and BNP Paribas, Deutsche Bank Aktiengesellschaft, Royal Bank of Canada and UBS AG London Branch as Arrangers and Joint Bookrunners, with J.P. Morgan SE acting as Facility Agent. The SFA consists of a EUR610.0 million term loan (the “Facility B”) and a multicurrency revolving credit facility of EUR97.5 million (the “Revolving Facility” or “RCF”).
The Revolving Facility includes a swingline sub-facility which allows up to EUR20.0 million of the RCF to be utilized by way of Euro-denominated swingline loans.
On December 5, 2023, Global Blue drew down EUR610.0 million of the Term Loan Facility (see “Indebtedness”).
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globetrotter, LP for an amount of USD75.0 million (EUR70.1 million). On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. On December 15, 2023 the Company extinguished the SLF by repaying the full amount of the facility.
Purpose
The Facility B was fully drawn, and together with available cash to the extent needed, the proceeds were used to fully repay the Group’s senior secured term loan and revolver facilities, entered into December 25, 2019 (as amended and supplemented from time to time).

Maturity and prepayment
The Facility B is a seven-year bullet and will mature on December 5, 2030, and the RCF will mature six and a half years after the Closing Date i.e. on June 5, 2030.
Interest
Borrowings under the Facility B initially bore interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (or “SSNLR” as defined in the Senior Facilities Agreement).

Company's Leverage	Term Loan Margin
> 3.30:1	5.00%
≤ 3.30:1 but > 2.80:1	4.75%
≤ 2.80:1	4.50%

In May 2024, the Group successfully completed the repricing of the Facility B, by reducing the interest rate margin applicable to the Group by 100 basis points, as detailed below:

Company's Leverage	Modified Term Loan Margin
> 3.30:1	4.00%
≤ 3.30:1 but > 2.80:1	3.75%
≤ 2.80:1	3.50%
All the other terms and conditions remained unchanged.
Borrowings under the RCF bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the SSNLR. EUR20.0 million of the Revolving Facility can be utilized as a swingline facility (the “Swingline Facility”) as detailed below.

Company's Leverage	Revolving Credit Facility Margin
> 3.85:1	4.50%
≤ 3.85:1 but > 3.60:1	4.25%
≤ 3.60:1 but > 3.35:1	4.00%
≤ 3.35:1 but > 3.10:1	3.75%
≤ 3.10:1	3.50%

The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the Revolving Facility.
On December 21, 2023, but effective on January 5, 2024, the Group entered into an Interest Rate Swap with Royal Bank of Canada (RBC) for 50% of the amount of the Facility B, (EUR305.0 million), for 2 years, for which the Group will pay a fixed rate of 2.778% in order to fix the float. This swap will pay the floating reference rate (Euribor 3 Months) for the period from January 5, 2024 to January 5, 2026, on a quarterly basis.

Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and quarterly reporting obligations; (ii) with annual and quarterly reporting, starting 6 months after first utilization (iii) quarterly compliance with a leverage ratio test starting on December 31, 2024; (iv) prohibitions of substantial changes in the business of Global Blue; (v) compliance with all applicable laws; (vi) negative pledge obligations; (vii) prohibition to carry out disposals; (viii) incurrence of indebtedness by non-obligors; and (ix) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination). For further details refer to Global Blue filling EX-10.3 dated of November 24, 2023.
Representations and warranties
In addition to the undertakings listed above, the SFA provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the SFA and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the SFA Agreement and ancillary documents; (vi) absence of conflicts between the SFA and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the SFA and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).
Guarantees
The Facilities are guaranteed by Global Blue and certain of its subsidiaries, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the SFA (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.
Collateral
Until April 2030, in accordance with the SFA, the Facilities will have to be secured by pledges on assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.
Events of default
The SFA also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of September 30	As of March 31
	2024	2024
	(in EUR millions)
Non-current financing—senior debt facility(i)	610.0	610.0
Capitalized financing fees(ii)	(23.5)	(23.8)
Gains from debt modification	(27.2)	—
Other bank loans(iii)	2.3	2.7
Total interest-bearing loans and borrowings	561.6	588.9
(i) Represents costs incurred in relation to refinancing our historic indebtedness.
(ii) Represents costs incurred in relation to refinancing our indebtedness.
(iii) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

The margins for the long-term loan and the RCF are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the senior term debt is based on a level of Total Net Leverage lower than 8.00x (see “Main undertakings”).
Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.
Cash Management
All operational entities of the Group forecast the cash developments weekly, on a rolling basis, and are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of September 30, 2024, EUR3.1 million of the Group’s cash and cash equivalents are held in subsidiaries which are situated in countries where certain cash centralization restrictions apply. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of September 30, 2024, were limited to EUR3.5 million. The local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

September 2024

UNAUDITED CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30		Six months ended September 30
(EUR thousand)	Notes	2024	2023	2024	2023
Revenue	4	131,961	113,175	249,714	207,659
Operating expenses	5	(90,282)	(88,680)	(181,288)	(158,797)
Operating profit		41,679	24,495	68,426	48,862
Finance income		2,496	1,955	3,357	3,107
Gain from debt modification	10	—	—	27,203	—
Finance costs		(16,693)	(15,862)	(32,710)	(27,683)
Net finance costs	5	(14,197)	(13,907)	(2,150)	(24,576)
Profit before tax		27,482	10,588	66,276	24,286
Current tax expense		(9,088)	(6,121)	(16,498)	(11,304)
Deferred tax expense		(1,762)	(2,677)	(6,072)	(1,537)
Income tax expense	5	(10,850)	(8,798)	(22,570)	(12,841)
Profit for the period		16,632	1,790	43,706	11,445
Profit/ (Loss) attributable to:
Owners of the parent		14,599	(511)	38,431	7,721
Non-controlling interests		2,033	2,301	5,275	3,724
Profit for the period		16,632	1,790	43,706	11,445

Basic earnings per ordinary share	6	0.06	0.00	0.16	0.03
Diluted earnings per ordinary share	6	0.06	0.00	0.16	0.03

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Six months ended September 30
(EUR thousand)	Notes	2024	2023	2024	2023
Profit for the period		16,632	1,790	43,706	11,445
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations		(466)	239	(889)	12
Changes in the fair value of equity investments at fair value through other comprehensive income	11	(2,995)	—	(4,995)	—
Aggregate income tax effect		795	(49)	877	1
		(2,666)	190	(5,007)	13
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		1,976	1,008	2,528	1,415
Hyperinflation adjustment		151	(338)	497	(27)
Changes in fair value of cash flow hedge instruments		(3,372)	—	(3,056)	—
		(1,245)	670	(31)	1,388
Other comprehensive income / (loss) for the period, net of tax		(3,911)	860	(5,038)	1,401
Total comprehensive income for the period		12,721	2,650	38,668	12,846
Attributable to:
Owners of the parent		10,189	308	33,345	9,812
Non-controlling interest		2,532	2,342	5,323	3,034
Total comprehensive income for the period		12,721	2,650	38,668	12,846
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of September 30	As of March 31
(EUR thousand)	Notes	2024	2024
ASSETS
Non-current assets
Property, plant and equipment		40,870	32,034
Intangible assets		619,922	611,075
Deferred tax assets		30,751	33,088
Investments in associates, joint ventures and other investments	11	123	5,145
Other non-current financial assets		16,489	15,900
		708,155	697,242
Current assets
Trade receivables		288,024	248,227
Other current receivables		55,447	48,914
Income tax receivables		2,631	2,039
Prepaid expenses		8,165	6,762
Cash and cash equivalents		94,406	87,462
		448,673	393,404
Total assets		1,156,828	1,090,646
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital		2,308	2,296
Share premium		1,902,133	1,901,648
Other equity		(108)	(111)
Other reserves		(979,381)	(972,584)
Accumulated losses		(830,373)	(869,332)
		94,579	61,917
Non-controlling interests		11,120	8,407
Total equity		105,699	70,324
Liabilities
Non-current liabilities
Loans and borrowings	10	560,602	587,978
Other non-current financial liabilities		24,185	19,304
Deferred tax liabilities		7,902	5,243
Employee benefit obligations		6,593	5,175
Provisions		1,192	1,175
		600,474	618,875
Current liabilities
Loans and borrowings	10	980	889
Other current financial liabilities		17,856	13,689
Trade payables		315,674	281,998
Other current liabilities		47,385	33,733
Accrued liabilities		52,364	48,714
Income tax liabilities		13,390	19,884
Provisions		3,006	2,540
		450,655	401,447
Total liabilities		1,051,129	1,020,322
Total equity and liabilities		1,156,828	1,090,646
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended September 30
(EUR thousand)	Notes	2024	2023
Profit before tax		66,276	24,286
Depreciation and amortization	5	25,723	20,135
Net finance costs	5	493	25,321
Other non-cash items		5,145	3,306
Income tax paid		(22,650)	(6,784)
Changes in working capital		(11,392)	(39,219)
= Net cash from operating activities (A)		63,595	27,045
Interest received		2,477	2,295
Purchase of property, plant and equipment		(3,417)	(1,732)
Purchase of intangible assets		(2,686)	(264)
Payments for capitalized intangible assets		(19,475)	(15,910)
Acquisitions of non-current financial assets		(707)	(1,900)
Receipts from sale of non-current financial assets		167	197
= Net cash used in investing activities (B)		(23,641)	(17,314)
Interest paid		(16,524)	(19,600)
Transactions with NCI		181	—
Transaction costs from issuance of share capital		(1,577)	—
Acquisition of treasury shares		(617)	—
Payment for exercise of GB's options		(2,417)	—
Financing fee related to loans and borrowings		(1,513)	—
Repayment of loans and borrowings		(480)	—
Principal elements of lease payments		(7,637)	(6,171)
Dividends paid to non-controlling interests		(2,822)	(2,658)
'= Net cash used in financing activities (C)		(33,406)	(28,429)
Net foreign exchange difference (D)		304	395
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		6,852	(18,303)
Cash and cash equivalents at beginning of the period		87,462	240,546
Cash and cash equivalents at end of the period		94,406	221,613
Net increase / (decrease) in bank overdraft facilities		92	(629)
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		6,852	(18,303)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six months ended September 30, 2024
		Share capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity-settled share based payments	Cash flow hedges	Other reserve	Foreign currency translation reserve	Remeasurement of post-employment benefit obligations
Balance as of April 1, 2024		2,022	274	1,633,329	268,319	(108)	(3)	56,017	1,640	(1,019,684)	(12,446)	1,889	(869,332)	61,917	8,407	70,324
Profit for the period		—	—	—	—	—	—	—	—	—	—	—	38,431	38,431	5,275	43,706
Other comprehensive income / (loss)		—	—	—	—	—	—	—	(3,056)	(4,285)	2,421	(722)	556	(5,086)	48	(5,038)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	(3,056)	(4,285)	2,421	(722)	38,987	33,345	5,323	38,668
Employee share schemes		—	—	—	—	—	—	2,327	—	—	—	—	—	2,327	—	2,327
Vested RSA shares	9	—	—	2,404	—	4	—	(3,405)	—	—	—	—	—	(997)	—	(997)
Dividends		—	12	—	(12)	—	—	—	—	—	—	—	—	—	(2,822)	(2,822)
Buy-back program	7	—	—	(1,907)	—	(1)	—	—	—	—	—	—	—	(1,908)	—	(1,908)
Other movements		—	—	—	—	—	—	—	—	(77)	—	—	(28)	(105)	212	107
Total contributions and distributions		—	12	497	(12)	3	—	(1,078)	—	(77)	—	—	(28)	(683)	(2,610)	(3,293)
Balance as of September 30, 2024		2,022	286	1,633,826	268,307	(105)	(3)	54,939	(1,416)	(1,024,046)	(10,025)	1,167	(830,373)	94,579	11,120	105,699

Six months ended September 30, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity-settled share based payments	Other reserve	Foreign currency translation reserve	Remeasurement of post-employment benefit obligations
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,666)	(14,981)	2,664	(883,420)	373	5,970	6,343
Profit for the period		—	—	—	—	—	—	—	—	—	—	7,721	7,721	3,724	11,445
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	2,091	27	(27)	2,091	(690)	1,401
Total comprehensive income		—	—	—	—	—	—	—	—	2,091	27	7,694	9,812	3,034	12,846
Employee share schemes		—	—	—	—	—	—	2,818	—	—	—	—	2,818	—	2,818
Vested RSA shares		—	—	3,754	—	6	—	(5,513)	—	—	—	—	(1,751)	—	(1,751)
Dividends		—	8	—	(8)	—	—	—	—	—	—	—	—	(2,658)	(2,658)
Total contributions and distributions		—	8	3,754	(8)	6	—	(2,695)	—	—	—	—	1,067	(2,658)	(1,591)
Balance as of September 30, 2023		1,928	274	1,587,766	268,319	(108)	(3)	52,667	(1,013,666)	(12,890)	2,691	(875,726)	11,252	6,346	17,598

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information
Global Blue Group Holding AG (‘the Company’), a stock corporation (Aktiengesellschaft), and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provides technology and services for the shopping journey in three fields, Tax Free Shopping (“TFS”), Payments, which includes dynamic currency conversion, and Post-Purchase Solutions (“PPS”) enhancing the experience for merchants, acquirers, customs & authorities, international travelers and shoppers & guests, and driving performance.
More specifically, the Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFS and Payments, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners III Cayman (AIV III), L.P. (“Silver Lake”) is the ultimate parent and controlling party of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on November 21, 2024.

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and six month periods ended September 30, 2024 have been prepared in accordance with IAS 34 ‘Interim financial reporting’ and are presented in thousands of Euros (EURk).
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments, the pledged asset for endowment insurance and put options that have been measured at fair value (Note 11).
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2024 Annual Financial Report for Global Blue Group Holding AG under IAS 1 ‘Presentation of Financial Statements’, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34 ‘Interim financial reporting’, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the financial year ended March 31, 2024.
Material accounting policies
The estimation process and material accounting policies are consistent with those applied in the annual financial statements.

Certain amendments to accounting standards became applicable for the current reporting period; the Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 3    Significant changes in current reporting period
Information about the business
During the three and six months ended September 30, 2024, the Company has maintained a similar level of material merchants and acquirers when compared to March 31, 2024.
Seasonality
The typical TFS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the northern hemisphere’s summer holiday season. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, Chinese New Year in January / February, and Ramadan in March / April.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The Payments business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The PPS segment is composed of ZigZag Global, Yocuda and ShipUp. ZigZag Global and ShipUp have a soft seasonal curve skewed towards November and December, underpinned by Black Friday, Cyber Monday, and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.

NOTE 4    Segment information
The Company has determined the operating segments based on the reports reviewed by the Chief Executive Officer (CEO), as supported by the Executive Committee (ExCom), for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the Senior Vice President & Global Human Resources Director; Senior Vice President of Payments; Chief Technology Officer; Chief Operating Officer - APAC and Central Europe; Chief Executive Officer (the “CEO”); General Counsel and Company Secretary; Senior Vice President Operations; Senior Vice President New Markets, Americas, Public Affairs and Chief Operating Officer Americas; Chief Operating Officer - South Europe; Chief Operating Officer - North and Central Europe and Global Accounts; Chief Financial Officer; Senior Vice President Strategy and Chief Product Officer; and Senior Vice President Marketing, Communications & Customer Value Creation.

Management considers the business from a product group perspective, hence the performance of TFS, Payments and PPS are assessed separately.
The CEO, with the support of the ExCom, assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the CEO to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the CEO monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the CEO and the ExCom for the reportable segments is as follows:

Six months ended September 30, 2024
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		193,010	43,743	12,961	—	249,714
Operating expenses (1)		(64,369)	(22,513)	(15,236)	(45,880)	(147,998)
Adjusted EBITDA		128,641	21,230	(2,275)	(45,880)	101,716
Depreciation and amortization (2)	5					(25,723)
Exceptional items (3)						(7,567)
Operating Profit						68,426

Three months ended September 30, 2024
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		101,896	23,406	6,659	—	131,961
Operating expenses (1)		(32,283)	(11,945)	(7,642)	(21,363)	(73,233)
Adjusted EBITDA		69,613	11,461	(983)	(21,363)	58,728
Depreciation and amortization (2)	5					(13,605)
Exceptional items (3)						(3,444)
Operating Profit						41,679

Six months ended September 30, 2023
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		154,831	39,026	13,802	—	207,659
Operating expenses (1)		(55,883)	(18,944)	(16,853)	(41,020)	(132,700)
Adjusted EBITDA		98,948	20,082	(3,051)	(41,020)	74,959
Depreciation and amortization (2)	5					(20,135)
Exceptional items (3)						(5,962)
Operating Profit						48,862

Three months ended September 30, 2023
(EUR thousand)
	Note	TFS	Payments	PPS	Central Costs	Total
Revenue		86,208	20,243	6,724	—	113,175
Operating expenses (1)		(28,444)	(9,934)	(7,825)	(19,805)	(66,008)
Adjusted EBITDA		57,764	10,309	(1,101)	(19,805)	47,167
Depreciation and amortization (2)	5					(9,998)
Exceptional items (3)						(12,674)
Operating Profit						24,495
(1) Operating expenses excluding Depreciation and Amortization and Exceptional items. For the six months ended September 30, 2024 the fixed costs amounted to EUR94.8 million (EUR84.5 million for the six months ended September 30, 2023) comprising of personnel costs of EUR61.7 million (EUR56.2 million for the six months ended September 30, 2023) and non-personnel costs of EUR33.1 million (EUR28.3 million for the six months ended September 30, 2023), whereas variable costs amounted to EUR53.2 million (EUR48.1 million for the six months ended September 30, 2023).
For the three months ended September 30, 2024 the fixed costs amounted to EUR46.1 million (EUR41.0 million for the three months ended September 30, 2023) comprising of personnel costs of EUR29.9 million (EUR26.5 million for the three months ended September 30, 2023) and non-personnel costs of EUR16.2 million (EUR14.6 million for the three months ended September 30, 2023), whereas variable costs amounted to EUR27.1 million (EUR25.0 million for the three months ended September 30, 2023).

(2) Depreciation and amortization include amortization of intangible assets acquired through business combinations.
(3) Exceptional items consist of items such as share-based payment transactions and related other expenses, the change in fair value of warrants and put options, business and corporate restructuring expenses and other exceptional items, which the Board of Directors considers as not directly related to ordinary business operations and which are not included in the assessment of management performance.

NOTE 5    Profit and loss information

Operating expenses

(EUR thousand)		Three months ended September 30		Six months ended September 30
Expenses by nature	Note	2024	2023	2024	2023
Employee benefit expenses		(40,468)	(35,967)	(80,899)	(73,242)
Agent costs		(26,261)	(24,371)	(50,989)	(46,605)
Depreciation and amortization		(13,605)	(9,998)	(25,723)	(20,135)
IT costs		(4,971)	(3,909)	(9,326)	(7,408)
Advertising and promotion		(1,198)	(427)	(2,597)	(1,541)
Travel, entertainment, office and rental cost		(3,215)	(3,139)	(7,458)	(6,163)
Auditors, lawyers and consultants		(2,518)	(2,711)	(5,193)	(5,305)
External and other personnel costs		(2,439)	(2,466)	(5,001)	(4,437)
Change in fair value of warrants and put options	11	25	(8,839)	(1,622)	(750)
Capitalized software development expenditure		10,765	8,922	19,475	15,910
Contributions to defined benefit plans		(496)	(368)	(977)	(722)
Share-based payment transactions expenses		(1,552)	(2,366)	(2,705)	(2,966)
Corporate & business restructuring expenses		(631)	(292)	(1,053)	(443)
Impairments		(43)	(25)	(74)	(48)
Other operating expenses		(3,675)	(2,724)	(7,146)	(4,942)
Operating expenses		(90,282)	(88,680)	(181,288)	(158,797)

Employee benefit expenses
For the three and six months ended September 30, 2024 the main driver of the increase in employee benefit expenses is the average number of employees that increased from 1,907 (in the three months ended September 30, 2023) to 2,038 and from 1,871 (in the six months ended September 30, 2023) to 2,008, respectively.
Depreciation & amortization
The depreciation of property, plant and equipment amounted to EUR5.3 million and EUR9.4 million for the three and six months ended September 30, 2024, respectively (EUR2.9 million and EUR6.3 million for the three and six months ended September 30, 2023, respectively) comprising mostly of depreciation related to the right-of-use assets. For the same period the amortization of intangible assets predominantly sources from capitalized intangible assets amounting to EUR7.1 million and EUR13.7 for the three and six months ended September 30, 2024 respectively (EUR5.9 million and EUR11.4 million for the three and six months ended September 30, 2023, respectively).
Net finance costs
For the three and six months ended September 30, 2024 the net finance costs amounted to EUR14.2 million and EUR2.1 million respectively (EUR13.9 million and EUR24.6 million respectively for the three and six months ended September 30, 2023).
For the three months ended September 30, 2024, the net finance cost comprises of EUR14.0 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR2.0 million of net foreign exchange losses and EUR0.7 million of other finance expense (for the three months ended September 30, 2023 it predominantly comprised of EUR13.0 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR2.5 million of net foreign exchange losses and EUR0.3 million of other finance expense), partially offset by EUR0.7 million of interest income on interest rate swap, EUR0.3 million of interest income on bank deposits and EUR1.4 million of other finance income (for the three months ended September 30, 2023 it predominantly comprised of EUR1.3 million of interest income on bank deposits and EUR0.6 million of other finance income).
For the six months ended September 30, 2024, the net finance cost predominantly comprises of EUR28.8 million linked to bank borrowings and amortization of related capitalized borrowing fees and EUR3.4 million of other finance expense (for the six months ended September 30, 2023 it predominantly comprised of EUR24.3 million linked to bank borrowings and amortization of related capitalized borrowing fees, EUR2.4 million of net foreign exchange losses and EUR1.0 million of other finance expense), partially offset by EUR1.6 million of interest income on interest rate swap and EUR0.7 million of interest income on bank deposits (for the six months ended September 30, 2023 it predominantly comprised of EUR2.3 million of interest income on bank deposits and EUR0.9 million of other finance income) and the gain from the term loan modification that amounted to EUR27.2 million, as detailed in Note 10.
Income tax

(EUR thousand)	Three months ended September 30		Six months ended September 30
Income tax	2024	2023	2024	2023
Current income tax expense	(8,629)	(6,195)	(15,630)	(11,421)
Adjustment in respect of current income tax of previous years	(459)	73	(868)	117
Adjustment in respect of deferred income tax of previous years	—	(1,279)	(310)	320
Deferred tax expense	(1,762)	(1,397)	(5,762)	(1,857)
Income tax expense reported in the income statement	(10,850)	(8,798)	(22,570)	(12,841)
Deferred tax expenses recognized in the six months ended September 30, 2024 include EUR3.3 million of deferred tax on Term Loan Facility.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended September 30		Six months ended September 30
Earnings per share	2024	2023	2024	2023
Profit/(Loss) attributable to the owners of the parent	14,599	(511)	38,431	7,721
Profit/(Loss) attributable to the owners of the parent attributable to ordinary shares	12,166	(424)	32,040	6,408
Profit/(Loss) attributable to the owners of the parent attributable to preference shares	2,433	(87)	6,391	1,313
Weighted average number of basic ordinary shares outstanding (thousand)	199,730	190,131	199,653	189,994
Weighted average number of basic preference shares outstanding (thousand)	39,935	39,008	39,822	38,935
Basic earnings per ordinary share	0.06	0.00	0.16	0.03
Profit/(Loss) attributable to the owners of the parent	14,599	(511)	38,431	7,721
Profit/(Loss) attributable to the owners of the parent attributable to ordinary shares	12,192	(424)	32,107	6,419
Profit/(Loss) attributable to the owners of the parent attributable to preference shares	2,407	(87)	6,324	1,302
Weighted average number of diluted ordinary shares outstanding (thousand)	202,272	190,131	202,194	191,941
Weighted average number of diluted preference shares outstanding (thousand)	39,935	39,008	39,822	38,935
Diluted earnings per ordinary share	0.06	0.00	0.16	0.03
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the three and six months ended September 30, 2024 the Company has excluded 6.0 million ordinary shares relating to the Management Incentive Plan from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive.
For the three and six months ended September 30, 2023 the Company has excluded 8.0 million ordinary shares relating to the Management Incentive Plan from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive.
The 30,735,950 outstanding warrants as of September 30, 2024 and September 30, 2023 are considered as not-dilutive.

NOTE 7    Issued Capital and Reserves
Number of shares authorized and issued

Number of shares authorized and issued	Six months ended September 30
	2024				2023
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance at April 1	210,317,792	17,684,377	22,023,529	250,025,698	201,226,883	17,684,377	21,176,470	240,087,730
Issuance of share capital by Global Blue Group Holding A.G.	—	—	1,101,176	1,101,176	—	—	847,059	847,059
Closing balance as of September 30	210,317,792	17,684,377	23,124,705	251,126,874	201,226,883	17,684,377	22,023,529	240,934,789

Number of shares authorized and issued	Three months ended September 30
	2024				2023
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of July 1	210,317,792	17,684,377	22,023,529	250,025,698	201,226,883	17,684,377	21,176,470	240,087,730
Issuance of share capital by Global Blue Group Holding A.G.	—	—	1,101,176	1,101,176	—	—	847,059	847,059
Closing balance as of September 30	210,317,792	17,684,377	23,124,705	251,126,874	201,226,883	17,684,377	22,023,529	240,934,789
During the three and six months ended September 30, 2024, 1,101,176 (847,059 during the three and six months ended September 30, 2023) series B preference shares, convertible into common shares, were issued in the Company and transferred to CK Opportunities Wolverine Sarl (“Certares”), in relation to the dividend-in-kind approved by the Company’s shareholders’ meeting on September 12, 2024.
Treasury shares

Six months ended September 30, 2024
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2024	10,743,091	236	10,743,327	108	3	111
Vested RSA shares	(423,234)	—	(423,234)	(4)	—	(4)
Acquisition of treasury shares as part of the buy-back program	126,610	—	126,610	1	—	1
Closing balance as of September 30, 2024	10,446,467	236	10,446,703	105	3	108

Three months ended September 30
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of July 1, 2024	10,743,091	236	10,743,327	108	3	111
Vested RSA shares	(423,234)	—	(423,234)	(4)	—	(4)
Acquisition of treasury shares as part of the buy-back program	126,610	—	126,610	1	—	1
Closing balance as of September 30, 2024	10,446,467	236	10,446,703	105	3	108
During the three and six months ended September 30, 2024, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program,628,045 ordinary shares vested, of which 423,234 were transferred to the corresponding employees out of the treasury shares and held in custody of Global Blue Group II GmbH.
In August 2024, the Board of Directors approved a share repurchase program of ordinary shares for an amount of up to USD 10 million over the next 6 months (the “buy-back program”), intending to cancel all repurchased shares at the end of this period. Within the framework of the buy-back program, during the three and six months ended September 30, 2024 126,610 ordinary shares were acquired by Global Blue Group Holding AG.

Six months ended September 30, 2023
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2023	11,371,136	236	11,371,372	(115)	(2)	(117)
Vested RSA shares	(628,045)	—	(628,045)	6	—	6
Closing balance as of September 30, 2023	10,743,091	236	10,743,327	(109)	(2)	(111)

Three months ended September 30, 2023
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of July 1, 2023	11,371,136	236	11,371,372	(115)	(2)	(117)
Vested RSA shares	(628,045)	—	(628,045)	6	—	6
Closing balance as of September 30, 2023	10,743,091	236	10,743,327	(109)	(2)	(111)
During the three and six months ended September 30, 2023, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program, 628,045 ordinary shares vested and transferred to the corresponding employees out of the treasury shares held in the custody of Global Blue Group II GmbH.

NOTE 8    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of September 30, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliate~~s~~ (1)	91,230,811	11,970,487	103,201,298	42.9%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.7%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	23,124,705	32,411,674	13.5%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,138,075	616,223	8,754,298	3.6%	516,317
Other Shareholders	22,890,947	158,294	23,049,241	9.6%	20,969,283
Total excl. instruments held by the Group	199,871,325	40,808,846	240,680,171	100.0%	30,735,950
Treasury shares	10,446,467	236	10,446,703		—
Total incl. instruments held by the Group	210,317,792	40,809,082	251,126,874		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,721,599	774,517	9,496,116	4.0%	516,317
Other Shareholders	22,010,799	—	22,010,799	9.2%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes treasury shares

NOTE 9    Share-based Payments
As part of Global Blue’s Management Incentive Plan (“MIP”), the Board issued a series of equity grants in the form of Global Blue share options (SOP) and Global Blue restricted shares (RSA).
Participation in these plans is at the Board’s discretion and subject to the consent of the individual employee receiving the grant.
RSA 2024
On August 27, 2024, under the MIP, the Board approved the grant of 680,000 RSAs to the ExCom (“RSA 2024 ExCom”), 578,250 RSAs to other employees (“RSA 2024 Others”) and 300,255 RSAs to the CEO (“RSA 2024 CEO”).
Under these grants, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met:
•service condition: the employee remains in the employment of the Group,
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI All Country index,
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR).
The shares are issued at the grant date and held as treasury shares until the vesting.
The plans are equity-settled in accordance with IFRS 2. The estimated fair values are calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair values.

	RSA 2024 OTHERS				RSA 2024 CEO		RSA 2024 EXCOM
Grant date	5/9/2024	5/9/2024	5/9/2024	5/9/2024	27/8/2024	27/8/2024	5/9/2024	5/9/2024
Vesting date	29/8/2025	29/8/2026	29/8/2027	29/8/2028	29/8/2025	29/8/2026	29/8/2025	29/8/2026
% to be vested	25	25	25	25	50	50	50	50
Share price at grant date (USD)	4.58	4.58	4.58	4.58	4.72	4.72	4.58	4.58
Expected volatility	40%	49%	60%	69%	40%	49%	40%	49%
Risk free interest rate	4.16%	3.61%	3.41%	3.35%	4.16%	3.61%	4.16%	3.61%
Fair value per share (USD)	3.64	3.54	3.46	3.36	3.74	3.65	3.64	3.54
Reconciliation of the outstanding RSA shares
The following table shows the RSAs granted and outstanding at the beginning and end of the reporting period:

Number of shares (thousands)	Six months ended September 30
	2024	2023
As of April 1	1,951	1,675
Granted during the period	1,559	1,063
Vested during the period	(628)	(961)
Forfeited during the period	(222)	(143)
As of September 30	2,660	1,634
Weighted average fair value (USD)	3.75	4.40

During the six months ended September 30, 2024, there were no modifications or cancellations to the already-in-place share-based payment plans, including SOP and RSA plans and stock-options plans issued by PPS entities.

NOTE 10    Loans and borrowings

(EUR thousand)
	As of September 30	As of March 31
Interest-bearing loans and borrowings from credit institutions	2024	2024
Long-term financing - Term loan facility	610,000	610,000
Capitalized financing fees - Term loan facility	(23,542)	(23,849)
Gain on terms modification - Term loan facility	(27,202)	—
Other bank loans	2,326	2,716
Total	561,582	588,867
Short-term portion	980	889
Long-term portion	560,602	587,978
Total	561,582	588,867
On June 5, 2024 the Group successfully completed the repricing of its 7-year term loan facility, by reducing the interest rate margin applicable to the Group by 100 basis points, as detailed below:

Net Leverage Ratio	Modified Margin	Original Margin
> 3.30x	4.00%	5.00%
≤ 3.30x > 2.80x	3.75%	4.75%
≤ 2.80x	3.50%	4.50%
All the other terms and conditions remained unchanged.
As a result of the term loan modification, the carrying value of the liability was reduced by -EUR27.2 million with a corresponding gain recognized in the income statement.
In addition, and in relation to the terms modification, the Group incurred EUR1.6 million of transaction costs recorded in the statement of financial position as debt costs. These are considered incremental and directly attributable costs incurred to modify the term loan and depreciated over the life of the loan.

NOTE 11    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of September 30, 2024 and March 31, 2024 on a recurring basis, including their levels in the fair value hierarchy.

As of September 30, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other current receivables-Derivative financial instruments	—	77	—	77
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,627	—	—	2,627
Total assets	2,627	77	—	2,704
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liabilities	—	—	3,622	3,622
- Warrant liabilities - Public warrants	1,503	—	—	1,503
- Warrant liabilities - Private warrants	—	759	—	759
- Other current financial liabilities - Derivative financial instruments	—	1,683	—	1,683
Total liabilities	1,503	2,442	3,622	7,567

As of March 31, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	4,995	4,995
- Other current receivables-Derivative financial instruments	—	1,684	—	1,684
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,512	—	—	2,512
Total assets	2,512	1,684	4,995	9,191
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	3,309	3,309
- Warrant liabilities - Public warrants	582	—	—	582
- Warrant liabilities - Private warrants	—	281	—	281
- Other current liabilities - Derivative financial instruments	—	122	—	122
Total liabilities	582	403	3,309	4,294
The fair values of financial instruments which are not measured at fair value in the statement of financial position are not materially different to their carrying amount, with the exception of the Term Loan facility for which the Group calculated the fair value of EUR574.5 million.
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

There were no transfers between fair value hierarchy levels, or any changes to the valuation techniques applied during the six months ended September 30, 2024.
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.

The following table provides a level 3 fair value reconciliation:

Six months ended September 30, 2024
(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2024	4,995	3,309
Loss recognized in income statement	—	222
Loss recognized in other comprehensive income	(4,995)	—
Exchange differences	—	89
Closing balance as of September 30, 2024	—	3,620

Three months ended September 30, 2024
(EUR thousand)	Other investments	Put option liabilities
Opening balance as of July 1, 2024	2,995	3,454
Loss recognized in income statement	—	113
Loss recognized in other comprehensive income	(2,995)	—
Exchange differences	—	53
Closing balance as of September 30, 2024	—	3,620
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. During the six months ended September 30, 2024, the Group recognized EUR1.4 million fair value loss (EUR0.1 million fair value gain during the three months ended September 30, 2024) associated with the warrant liabilities under operating expenses in the income statement.
Put options
As of September 30, 2024 the put options comprise of EUR1.6 million and EUR2.0 million related to the acquisitions of ZigZag and Yocuda, respectively.
The fair values of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution or EBITDA margin (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in all cases is the underlying business plan. In the case of ZigZag and Yocuda, the top and bottom 5% of extreme values have been excluded from the calculations.
For the six months ended September 30, 2024 the Group recognized EUR0.3 million (EUR0.2 million for the three months ended September 30, 2024) fair value loss associated with put options under operating expenses in the income statement.

Other Investments
During the six months ended September 30, 2024 the Group recognized EUR5.0 million (EUR3.0 million for the three months ended September 30, 2024) fair value losses under other comprehensive income associated with two equity investments, following the lack of liquidity necessary to continue their business operations.

NOTE 12    Events after the reporting period
On November 21, 2024, Global Blue’s Board of Directors authorized an increase and extension of its existing share repurchase program (the “Amended Repurchase Program”). The Amended Repurchase Program was increased to USD15.0 million and extended for an additional nine months until November 30, 2025. As of November 20, 2024, Global Blue has repurchased common shares of approximately USD2.8 million market value under the existing share repurchase program. Share repurchases under the Amended Repurchase Program may be effected through open market repurchases at prevailing market prices, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of Directors deems appropriate. All shares repurchased will be cancelled, with the purchase price being offset against / deducted from Global Blue’s capital contribution reserves. Global Blue is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations and general market and economic conditions. No shares will be purchased from SL Globetrotter L.P., Global Blue Holding LP and their respective affiliates. Global Blue may discontinue or modify purchases without notice at any time, outside the close periods in accordance with aforementioned Rule 10b5-1. Global Blue plans to continue using its existing cash to fund repurchases made under the Amended Repurchase Program.